Exhibit 99.1

Ballard announces 100-million-kilometer milestone

VANCOUVER, BC, Oct. 5, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that the Company's proton exchange membrane (PEM) fuel cell technology and products have now powered Fuel Cell Electric Vehicles – or FCEVs – in commercial Heavy- and Medium-Duty Motive applications for an industry-leading cumulative total of more than 100 million kilometers on roads around the globe.

In just twelve months, Ballard has more than doubled its on-the-road kilometers in service. The pace of growth of Ballard's field experience is running in parallel to the global growth in supportive hydrogen policy and investment.

Mr. Randy MacEwen, President and Chief Executive Officer said, "Ballard's proven in-service experience continues to be a compelling value proposition for our customers as it provides confidence in our technology, product durability, and total cost of ownership. Our recent announcement of the 8th generation FCmoveTM-HD+ heavy duty engine, and its significant technological advancements, is illustrative of the continued learnings and technological evolution of our products that directly result from in-field applications. Leveraging this knowledge and translating it into technological advancement enables us to maintain industry leadership while improving ease of integration for our customers."

Ballard fuel cells currently power approximately 3,500 buses and trucks, providing zero-emission mobility solutions in nearly a dozen countries around the world.

Mr. MacEwen continued, "As Ballard technology continues to see broad reaching adoption and increasing field testing with key industry partners and customers, we are well positioned to continue to play a leading role in the deployment and proliferation of hydrogen fuel cell technologies. We continue to be focused on medium and heavy-duty motive applications of bus, truck, rail and marine where the value proposition of hydrogen fuel cells is expressed most strongly. FCEV technology offers long range capabilities and quick refueling, without compromising payload, which is optimal in return-to-base refueling applications."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Forward-looking statements
This release contains forward-looking statements concerning the development and delivery of fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations, +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 05-OCT-21